                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  Aviall, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  CUSIP NUMBER

                                    05366B102
                                 (CUSIP Number)

                                 Peter J. Clare
                                The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                 Suite 220 South
                             Washington, D.C. 20004
                                 (202) 347-2626

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Joseph A. Simei, Esq.
                                Latham & Watkins
                            555 Eleventh Street, N.W.
                                   Suite 1000
                             Washington, D.C. 20004
                                 (202) 637-2200


                                  June 12, 2003
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ..[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages

                                  SCHEDULE 13D

CUSIP No.  05366B102                                          Page 2 of 19 Pages

1.      Name of Reporting Persons:

        Carlyle Partners III, L.P.

        IRS Identification Number of Above Person:

          52-2229944

2.      Check the Appropriate Box if a Member of a Group                                                    (a) [_]
                                                                                                            (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                 [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                 9,499,027
                                                                                                           ---------

8.      Shared Voting Power:                                                                                        0
                                                                                                                    -

9.      Sole Dispositive Power:                                                                            9,499,027
                                                                                                           ---------

10.     Shared Dispositive Power:                                                                                   0
                                                                                                                    -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                      9,499,027
                                                                                                           ---------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    30.8%
                                                                                                               -----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 3 of 19 Pages

1.      Name of Reporting Persons:

        CP III Coinvestment, L.P.

        IRS Identification Number of Above Person:

          54-1970037

2.      Check the Appropriate Box if a Member of a Group                                                    (a) [_]
                                                                                                            (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                 [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                 801,146
                                                                                                           -------

8.      Shared Voting Power:                                                                                     0
                                                                                                                 -

9.      Sole Dispositive Power:                                                                            801,146
                                                                                                           -------

10.     Shared Dispositive Power:                                                                                0
                                                                                                                 -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                      801,146
                                                                                                           -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    2.6%
                                                                                                               ----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 4 of 19 Pages

1.      Name of Reporting Persons:

        Carlyle High Yield Partners, L.P.

        IRS Identification Number of Above Person:

         52-2175223

2.      Check the Appropriate Box if a Member of a Group                                                      (a) [_]
                                                                                                              (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                   [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  554,504
                                                                                                            -------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             554,504
                                                                                                            -------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       554,504
                                                                                                            -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                     1.8%
                                                                                                                ----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 5 of 19 Pages

1.      Name of Reporting Persons:

        Carlyle-Aviall Partners II, L.P.

        IRS Identification Number of Above Person:

         N/A

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  246,201
                                                                                                            -------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             246,201
                                                                                                            -------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       246,201
                                                                                                            -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                     0.8%
                                                                                                                ----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 6 of 19 Pages


1.      Name of Reporting Persons:

        TC Group III, L.P.

        IRS Identification Number of Above Person:

         52-2287893

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  10,546,374
                                                                                                            ----------

8.      Shared Voting Power:                                                                                        0
                                                                                                                    -

9.      Sole Dispositive Power:                                                                             10,546,374
                                                                                                            ----------

10.     Shared Dispositive Power:                                                                                   0
                                                                                                                    -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       10,546,374
                                                                                                            ----------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                     34.2%
                                                                                                                -----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D
CUSIP No. 05366B102                                           Page 7 of 19 Pages

1.      Name of Reporting Persons:

        TC Group III, L.L.C.

        IRS Identification Number of Above Person:

         N/A

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  10,546,374
                                                                                                            ----------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             10,546,374
                                                                                                            ----------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       10,546,374
                                                                                                            ----------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    34.2%
                                                                                                               -----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D
CUSIP No. 05366B102                                           Page 8 of 19 Pages

1.      Name of Reporting Persons:

        TCG High Yield, L.L.C.

        IRS Identification Number of Above Person:

         52-2175223

2.      Check the Appropriate Box if a Member of a Group                                                      (a) [_]
                                                                                                              (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                   [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  554,504
                                                                                                            -------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             554,504
                                                                                                            -------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       554,504
                                                                                                            -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    1.8%
                                                                                                               ----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 9 of 19 Pages

1.      Name of Reporting Persons:

        TCG High Yield Holdings, L.L.C.

        IRS Identification Number of Above Person:

         N/A

2.      Check the Appropriate Box if a Member of a Group                                                      (a) [_]
                                                                                                              (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                   [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  554,504
                                                                                                            -------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             554,504
                                                                                                            -------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       554,504
                                                                                                            -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    1.8%
                                                                                                               ----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 10 of 19 Pages

1.      Name of Reporting Persons:

        TC Group, L.L.C.

        IRS Identification Number of Above Person:

        54-1686957

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  11,100,878
                                                                                                            ----------

8.      Shared Voting Power:                                                                                         0
                                                                                                                     -

9.      Sole Dispositive Power:                                                                             11,100,878
                                                                                                            ----------

10.     Shared Dispositive Power:                                                                                    0
                                                                                                                     -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       11,100,878
                                                                                                            ----------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                       35.9%
                                                                                                                 -----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 11 of 19 Pages

1.      Name of Reporting Persons:

        TCG Holdings, L.L.C.

        IRS Identification Number of Above Person:

        54-1686011

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        OO

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  11,100,878
                                                                                                            ----------

8.      Shared Voting Power:                                                                                         0
                                                                                                                     -

9.      Sole Dispositive Power:                                                                             11,100,878
                                                                                                            ----------

10.     Shared Dispositive Power:                                                                                    0
                                                                                                                     -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       11,100,878
                                                                                                            ----------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                       35.9%
                                                                                                                 -----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 12 of 19 Pages

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Aviall, Inc., a Delaware corporation ("Aviall" or the "Issuer"). The principal executive offices of Aviall are located at 2750 Regent Blvd., DFW Airport, Texas 75261.

Item 2. Identity and Background.

      (a) - (c), (f). The names of the persons filing this Schedule are: (i) Carlyle Partners III, L.P., a Delaware limited partnership ("CPIII"); (ii) CP III Coinvestment, L.P., a Delaware limited partnership ("Coinvestment"); (iii) Carlyle High Yield Partners, L.P., a Delaware limited partnership ("CHYP"); (iv) Carlyle-Aviall Partners II, L.P., a Delaware limited partnership ("CAP" and, together with CPIII, Coinvestment and CHYP, the "Purchasers"); (v) TC Group III, L.P., a Delaware limited partnership ("TCLP"); (vi) TC Group III, L.L.C., a Delaware limited liability company ("TCLLC"); (vii) TCG High Yield, L.L.C., a Delaware limited liability company ("TCG High Yield"); (viii) TCG High Yield Holdings, L.L.C., a Delaware limited liability company ("TCG High Yield Holdings"); (ix) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); and (x) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG Holdings" and together with the Purchasers, TCLP, TCLLC, TCG High Yield, TCG High Yield Holdings and TC Group, the "Reporting Persons").

      TCLP is the sole general partner of CPIII, Coinvestment and CAP. TCLLC is the sole general partner of TCLP. TCG High Yield is the sole general partner of CHYP. TCG High Yield Holdings is the sole managing member of TCG High Yield. TC Group is the sole managing member of TCLLC and TCG High Yield Holdings. TCG Holdings is the sole managing member of TC Group. Accordingly, (i) TCLP and TCLLC each may be deemed to be a beneficial owner of shares of Common Stock owned of record by each of CPIII, Coinvestment and CAP; (ii) TCG High Yield and TCG High Yield Holdings each may be deemed to be a beneficial owner of shares of Common Stock owned of record by CHYP and (iii) TC Group and TCG Holdings each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of the Purchasers.

      William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are managing members (the "TCG Holdings Managing Members") of TCG Holdings and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings. Such individuals expressly disclaim any such beneficial ownership. Each of the TCG Holdings Managing Members is a citizen and resident of the United States.

      Leslie L. Armitage, James A. Attwood, James A. Baker, III, Frank C. Carlucci, Peter J. Clare, William E. Conway, Jr., Robert W. Dahl, Daniel A. D'Aniello, Richard G. Darman, Robert E. Grady, John F. Harris, Allan M. Holt, Tony Jansz, Michael B. Kim, Jack S. Mann, Jean-Pierre Millet, Jerome H. Powell, Bruce E. Rosenblum, David M. Rubenstein, Robert G. Stuckey, Glenn A. Youngkin, Michael J. Zupon, and Afsaneh Beshloss are executive officers of each of TC Group and TCG Holdings and members of TCG Holdings (the "Carlyle Officers"). Each of the Carlyle Officers is a citizen and resident of the United States, except Tony Jansz, who is citizen of Australia, Jean-Pierre Millet, who is a citizen of France, and Afsaneh Beshloss, who is a citizen of Iran.

      The principal business and principal office address of CPIII, Coinvestment, CAP, TCLP, TCLLC, TC Group, TCG Holdings, the TCG Managing Members and the Carlyle Officers is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. The principal business and principal office address of CHYP, TCG High Yield and TCG High Yield Holdings is c/o The Carlyle Group, 520 Madison Avenue, 41st Floor, New York, New York 10022.

      (d) and (e). To the best knowledge of the Reporting Persons, none of the entitles or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 13 of 19 Pages

Item 3. Source and Amount of Funds or Other Consideration.

      On December 21, 2001, (i) CP III paid $39,047,000 in consideration for 39,047 shares of Series B Senior Convertible Participating Preferred Stock, par value $.01 per share, of the Issuer ("Series B Preferred Stock"), (ii) Coinvestment paid $2,703,000 in consideration for 2,703 shares of Series B Preferred Stock, (iii) CHYP paid $2,250,000 in consideration for 2,250 shares of Series B Preferred Stock and (iv) CAP paid $1,000,000 in consideration for 1,000 shares of Series B Preferred Stock. The source of consideration paid by the Purchasers was contributions from the partners of each individual Purchaser. As described below, this Series B Preferred Stock held by the Purchasers was automatically convertible into Series D Preferred Stock (as defined below) upon stockholder approval. The Series D Preferred Stock was in turn convertible into shares of Common Stock at the option of the Purchasers.

Item 4. Purpose of the Transaction.

      On December 21, 2001, the Purchasers acquired an aggregate 45,000 shares of Series B Preferred Stock pursuant to a Securities Purchase Agreement dated as of December 17, 2001 among the Issuer, CP III and Coinvestment (the "Securities Purchase Agreement"). The Securities Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. The purchase price for the Series B Preferred Stock was $1,000 per share. The aggregate purchase price paid for the Series B Preferred Stock was $45,000,000. Each share of Series B Preferred Stock was automatically convertible into one fully-paid and non-assessable share of Series D Senior Convertible Participating Preferred Stock, par value $.01 per share, of the Issuer ("Series D Preferred Stock") if the stockholders of the Issuer approved such conversion prior to December 21, 2002, which approval was granted. On March 15, 2002, the Series B Preferred Stock was converted into Series D Preferred Stock, with each share of Series D Preferred Stock convertible at any time at the option of the holder into shares Common Stock at a conversion price of $5.80 per share. On June 12, 2003, the Purchasers and the Issuer entered into a Conversion Agreement (the "Conversion Agreement") whereby, pursuant to such terms and conditions of such Conversion Agreement, the Purchasers agreed to convert the shares of Series D Preferred Stock beneficially owned by such Purchasers into Common Stock at a conversion price of $4.623 per share. Pursuant to the Conversion Agreement, the Purchasers converted all of the issued and outstanding shares of Series D Preferred Stock into an aggregate of 11,100,878 shares of Common Stock. The Conversion Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

      In connection with the consummation of the transactions contemplated by the Securities Purchase Agreement, on December 21, 2001, the Issuer, CP III, Coinvestment and CHYP (collectively, the "Carlyle Funds") also entered into a Standstill Agreement. The Standstill Agreement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. In accordance with the terms of the Standstill Agreement, the Carlyle Funds agreed, among other things, until such time that the Carlyle Funds and their affiliates no longer own voting securities of the Issuer representing at least 15% of the outstanding voting securities of the Issuer, (i) that the Purchasers would not acquire or agree to become the beneficial owner of, without the prior approval of the Issuer's Board of Directors, more than 5% of the outstanding voting securities of the Issuer, except for the securities acquired pursuant to the Securities Purchase Agreement or issuable upon conversion of the securities acquired pursuant to the Securities Purchase Agreement; (ii) that, except under certain limited circumstances, the Purchasers would not solicit proxies or written consents of stockholders with respect to voting securities of the Issuer; (iii) that the Purchasers would not seek to call a special meeting of the stockholders; (iv) that the Purchasers would not commence, or announce any intention to commence, any tender offer for voting securities of the Issuer; or
(v) that the Purchasers would not make any proposal or bid with respect to the acquisition of any substantial portion of the assets of the Issuer or any merger, consolidation, recapitalization, restructuring, or liquidation of the Issuer.

      In connection with the consummation of the transactions contemplated by the Securities Purchase Agreement, on December 21, 2001, the Issuer, CP III and Coinvestment also entered into a Registration Rights Agreement. The Registration Rights Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto. Among other things, the Registration Rights Agreement (i) requires the Issuer to, under certain circumstances, file a shelf registration statement covering shares of Series B Preferred Stock and shares of Common Stock and shares of Series C Senior Participating Preferred Stock ("Series C Preferred Stock") that would have been issuable upon conversion of Series B Preferred Stock if certain circumstances had been met; (ii) provides the right of holders of Series B Preferred Stock, Common Stock and Series C Preferred Stock issuable upon conversion of Series B Preferred Stock, Series D Preferred Stock and Common Stock issuable upon conversion of Series D Preferred Stock to demand registration of their shares of such stock and to select the underwriter therefore and (iii) provides the right of holders of Series B Preferred Stock, Common Stock and Series C Preferred Stock issuable upon conversion of Series B Preferred Stock, Series D Preferred Stock and Common Stock issuable upon conversion of Series D Preferred Stock to have their shares of such stock included in a registration statement filed by the Issuer.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 14 of 19 Pages

      In accordance with the terms of the Certificate of Designation of Series D Preferred Stock, which certificate has been eliminated in connection with the Conversion Agreement, Allan M. Holt and Peter J. Clare, managing directors of TCG Holdings, joined the Issuer's Board of Directors on December 21, 2001 as the nominees of the Purchasers. Pursuant to the terms of the Conversion Agreement, Mr. Holt and Mr. Clare resigned from the Issuer's Board of Directors.

      In connection with the consummation of the transactions contemplated by the Conversion Agreement, on June 12, 2003 the Purchasers and the Issuer entered into an Investor Rights Agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, among other things, Mr. Holt and Mr. Clare joined the Issuer's Board of Directors on June 12, 2002. The Investor Rights Agreement is attached hereto as Exhibit E, and any description thereof is qualified in its entirety by reference thereto.

      All securities held by the Reporting Persons are held by the Reporting Persons for investment purposes. Subject to the terms of the Standstill Agreement, each Reporting Person may acquire from time to time additional securities (including shares of Common Stock) of the Issuer in the open market or in privately negotiated transactions, by exchange offer or otherwise. Subject to the terms of the Standstill Agreement and the Securities Purchase Agreement, each Reporting Person may, from time to time, retain or sell all or a portion of his holdings of the securities of the Issuer in the open market, pursuant to a registered public offering or in privately negotiated transactions, including, by way of distribution of some or all of the securities to their partners or members, as applicable. Each Reporting Person may also have discussions with management regarding methods of increasing sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such person's review of numerous factors, including, among other things, the availability of securities of the Issuer (including Common Stock) for purchase and the price levels of such shares; trading prices of the Issuer's Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; and other future developments.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 15 of 19 Pages

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Persons beneficially own 11,100,878 shares of Common Stock, representing approximately 35.9% of the outstanding Common Stock of the Issuer. See also the information contained on the cover pages to this Schedule 13D, which is incorporated by reference.

      (b) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

      (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

      The response to Item 3 and Item 4 are incorporated herein by reference.

      Pursuant to the Securities Purchase Agreement, the Purchasers agreed not to sell, assign, convey or otherwise transfer, except to an affiliate of such Purchasers the Common Stock issuable upon conversion of Series D Preferred Stock held by such Purchasers prior to the earlier of March 31, 2002 or the date on which the Issuer's stockholders approved the conversion of Series B Preferred Stock into Series D Preferred Stock. The foregoing response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

      Exhibit A Securities Purchase Agreement dated as of December 17, 2001 among Aviall, CP III and Coinvestment.

      Exhibit B Conversion Agreement dated as of June 12, 2003 among Aviall, CP III, Coinvestment, CHYP and CAP.

      Exhibit C Standstill Agreement dated as of December 21, 2001 among Aviall, CPIII, Coinvestment and CHYP.

      Exhibit D Registration Rights Agreement dated as of December 21, 2001 among Aviall, CP III and Coinvestment.

      Exhibit E Investor Rights Agreement dated as of June 12, 2003 among Aviall, CP III, Coinvestment, CHYP and CAP.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 16 of 19 Pages


After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2003
                       CARLYLE PARTNERS III, L.P.

                                By:  TC Group III, L.P., its General Partner

                                By:  TC Group III, L.L.C., its General Partner

                                By:  TC Group, L.L.C., its Managing Member

                                By:  TCG Holdings, L.L.C., its Managing Member

                                By:  /s/ Peter J. Clare
                                     ---------------------------------------
                                Name: Peter J. Clare
                                Title:  Managing Director

                       CP III COINVESTMENT, L.P.

                                By:   TC Group III, L.P., its General Partner

                                By:   TC Group III, L.L.C., its General Partner

                                By:   TC Group, L.L.C., its Managing Member

                                By:   TCG Holdings, L.L.C., its Managing Member

                                By:   /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                       CARLYLE HIGH YIELD PARTNERS, L.P.

                                By:  TCG High Yield, L.L.C., its General Partner

                                By:  TCG High Yield Holdings, L.L.C., its
                                     Managing Member

                                By:  TC Group, L.L.C., its Managing Member

                                By:  TCG Holdings, L.L.C., its Managing Member

                                By:  /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 17 of 19 Pages


                       CARLYLE-AVIALL PARTNERS II, L.P.

                                By:  TC Group III, L.P., its General Partner

                                By:  TC Group III, L.L.C., its General Partner

                                By:  TC Group, L.L.C., its Managing Member

                                By:  TCG Holdings, L.L.C., its Managing Member

                                By:  /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                       TC GROUP III, L.P.

                                By:   TC Group III, L.L.C., its General Partner

                                By:   TC Group, L.L.C., its Managing Member

                                By:   TCG Holdings, L.L.C., its Managing Member

                                By:   /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                       TC GROUP III, L.L.C.

                                By:    TC Group, L.L.C., its Managing Member

                                By:    TCG Holdings, L.L.C., its Managing Member

                                By:    /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                       TCG HIGH YIELD, L.L.C.

                                By:    TCG High Yield Holdings, L.L.C., its
                                       Managing Member

                                By:    TC Group, L.L.C., its Managing Member

                                By:    TCG Holdings, L.L.C., its Managing Member

                                By:    /s/ Peter J. Clare
                                      -----------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 18 of 19 Pages


                               TCG HIGH YIELD HOLDINGS, L.L.C.

                                        By:   TC Group, L.L.C., its Managing
                                              Member

                                        By:   TCG Holdings, L.L.C., its Managing
                                              Member

                                        By:   /s/ Peter J. Clare
                                              ----------------------------------
                                        Name:  Peter J. Clare
                                        Title:  Managing Director

                               TC GROUP, L.L.C.

                                        By:  TCG Holdings, L.L.C., its Managing
                                             Member

                                        By:  /s/ Peter J. Clare
                                             -----------------------------------
                                        Name:  Peter J. Clare
                                        Title:  Managing Director

                               TCG HOLDINGS, L.L.C.

                                        By:  /s/ Peter J. Clare
                                             -----------------------------------
                                        Name:  Peter J. Clare
                                        Title:  Managing Director

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 19 of 19 Pages

                                INDEX OF EXHIBITS

      Exhibit A Securities Purchase Agreement dated as of December 17, 2001 among Aviall, CP III and Coinvestment.

      Exhibit B Conversion Agreement dated as of June 12, 2003 among Aviall, CP III, Coinvestment, CHYP and CAP.

      Exhibit C Standstill Agreement dated as of December 21, 2001 among Aviall, CPIII, Coinvestment and CHYP.

      Exhibit D Registration Rights Agreement dated as of December 21, 2001 among Aviall, CP III and Coinvestment.

      Exhibit E Investor Rights Agreement dated as of June 12, 2003 among Aviall, CP III, Coinvestment, CHYP and CAP.